First Quarter 2020
Financial Review





ZIONS BANCORPORATION

April 20, 2020

Forward-Looking Statements; Use of Non-GAAP Financial Measures

Forward Looking Information

These materials include "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations regarding future events or determinations, all of which are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, market trends, industry results or regulatory outcomes to differ materially from those expressed or implied by such forward-looking statements.

Without limiting the foregoing, the words "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "might," "plans," "projects," "should," "would," "targets," "will" and the negative thereof and similar words and expressions are intended to identify forward-looking statements. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about future financial and operating results. Actual results and outcomes may differ materially from those presented, either expressed or implied, in the presentation. Important risk factors that may cause such material differences include, but are not limited to, the effects of the spread of the virus commonly referred to as the coronavirus or COVID-19 (and other potentially similar pandemic situations) and associated impacts on general economic conditions on, among other things, our customers' ability to make timely payments on obligations, fee income revenue due to reduced loan origination activity and card swipe income, operating expense due to alternative approaches to doing business, and so forth; the Bank's ability to meet operating leverage goals; the rate of change of interest-sensitive assets and liabilities relative to changes in benchmark interest rates; the effects on profitability due to the decline in oil and gas prices, the ability of the Bank to upgrade its core deposit system and implement new digital products in order to remain competitive; risks associated with information security, such as systems breaches and failures; and legislative, regulatory and economic developments. These risks, as well as other factors, are discussed in the Bank's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (SEC) and available at the SEC's Internet site (https://www.sec.gov/). In addition, you may obtain documents filed with the SEC by the Bank free of charge by contacting: Investor Relations, Zions Bancorporation, N.A., One South Main Street, 11th Floor, Salt Lake City, Utah 84133, (801) 844-7637. Except as required by law, Zions Bancorporation, N.A. specifically disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

Use of Non-GAAP Financial Measures:

This document contains several references to non-GAAP measures, including pre-provision net revenue and the "efficiency ratio," which are common industry terms used by investors and financial services analysts. Certain of these non-GAAP measures are key inputs into Zions' management compensation and are used in Zions' strategic goals that have been and may continue to be articulated to investors. Therefore, the use of such non-GAAP measures are believed by management to be of substantial interest to the consumers of these financial disclosures and are used prominently throughout the disclosures. A full reconciliation of the difference between such measures and GAAP financials is provided within the document, and users of this document are encouraged to carefully review this reconciliation.

ZIONS BANCORPORATION

First Quarter 2020 Financial Highlights

Well-positioned to withstand downturn; quarterly earnings adversely impacted primarily by provision for credit losses

Earnings and Profitability:

- **$0.04** diluted earnings per share compared to $1.04 in 1Q19
- **$281 million** Pre-Provision Net Revenue, down 1% from $284 million a year ago
  - Adjusted PPNR[1] increased 5% over the prior year
- **$258 million** provision for credit loss, up from $4 million a year ago
- **$6 million:** Net Income Applicable to Common, down from $205 million a year ago
  - **$191 million:** year-over-year after-tax increase in provision expense
- Notable items include:
  - Securities losses of $6 million (pre-tax)
  - Negative $11 million credit valuation adjustment (non-cash) on client-related interest rate swaps (pre-tax)

Capital Strength:

- **10.0%** Common Equity Tier 1 Ratio
- **11.4%** (CET1+ACL) / RWA

Credit quality:

- **0.56%**: ratio of NPAs/Loan and leases and OREO
- **6 basis points** of net charge-offs (annualized)
- **40%:** Increase in the allowance for credit loss, reflecting the sharp decline in economic activity due to COVID-19
  - Allowance for credit losses increased to 1.6% of loans, from 1.1% in 4Q19
  - Allowance for Oil and Gas loans increased to 5.6% of related loans

SBA PPP Loans: *Active program*

- **More than 14,000 loans worth ~$4.4 billion** loans funded or approved by the SBA for funding
- **12,000+ applications for ~$2 billion** in process pending additional appropriation

Loan Deferrals:

- **Approximately 2%** of loan balances have been processed for a deferral or modification (as of April 16)

(1) Adjusted for items such as severance, other real estate expense, pension termination-related expense, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation tables.

ZIONS BANCORPORATION

Diluted Earnings Per Share

EPS were adversely impacted primarily by the COVID-19 related increase in the provision for credit losses

Diluted Earnings per Share



1Q19	2Q19	3Q19	4Q19	1Q20
$1.04	$0.99	$1.17	$0.97	$0.04

Notable Items:

- In 1Q20:
  - Large provision for credit loss attributed primarily to the COVID-19 pandemic
  - $0.05 per share adverse impact from a negative credit valuation adjustment on client-related interest rate swaps
  - $0.03 per share adverse impact from securities losses
- In 4Q19:
  - $0.16 per share adverse impact from severance and restructuring costs
  - $0.04 per share adverse impact from the resolution of an operational issue
  - $0.03 per share positive impact from a credit valuation adjustment on client-related interest rate swaps

ZIONS BANCORPORATION

Adjusted Pre-Provision Net Revenue



Adjusted PPNR[1]

($ millions)

- 4Q14: $147
- 4Q15: $175
- 4Q16: $217
- 4Q17: $259
- 4Q18: $305
- 1Q19: $285
- 2Q19: $294
- 3Q19: $309
- 4Q19: $275
- 1Q20: $299



Adjusted PPNR and Provision for Credit Losses

($ millions)

- 1Q19: $285 / $4
- 2Q19: $294 / $21
- 3Q19: $309 / $10
- 4Q19: $275 / $4
- 1Q20: $299 / $258

■ Adjusted pre-provision net revenue (PPNR)
□ Provision for Credit Losses

Notable Items:

- In 4Q19, $10 million adverse impact from the resolution of an operational issue
- In 4Q18, $4 million benefit from tax planning items related to the Tax Cut and Jobs Act

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table.

ZIONS BANCORPORATION

Loss-Absorbing Capital

Common equity plus the allowance for credit loss is strong relative to peers

Common Equity Tier 1 Capital Ratio



Peer banks who have reported in 1Q20

CET1 Capital Ratio and Allowance for Credit Losses / Risk Weighted Assets

■ CET1 Ratio   □ ACL/RWA



Note: Regulatory capital ratios are Basel III for 1Q20 for Zions, and peers as noted who have reported in 1Q20. Data for other peers as of 4Q19; source: SNL Financial/S&P Global. Total Risk-Based Capital for Zions at 1Q20 was 13.3%, Including Zions Allowance for Unfunded Lending Commitments, Zions Allowance for Credit Loss to Loan Ratio was 1.56% in 1Q20.

ZIONS BANCORPORATION

Credit Quality

Zions entered the COVID-19 economic downturn with very clean credit quality

Key Credit Metrics:

- *Classified loans (1.8% of loans)*
- *NPAs+90[(1)] (0.56% of loans + OREO)*
- *Annualized net loan losses of:*
  - 0.06% in 1Q20
  - 0.09% net charge-offs over the last 12 months

Allowance for credit losses of:

- 1.6% of total loans and leases ($777 million)
- 5.6% oil & gas related of balances ($145 million)

Credit Quality Ratios



4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
-0.50%
Trailing 12 month net loan charge-offs/loans: 0.09%
4Q14
4Q15
4Q16
4Q17
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
NCOs / Loans (ann.)
Classified / Loans
NPAs +90/ Loans + OREO
ACL / Loans

(1) Nonperforming assets plus loans that were ≥ 90 days past due.
Note: Net Charge-offs/Loans ratio is annualized for all periods shown

Credit Quality: Nonperforming Assets and Loan Loss Severity

Due to strong collateral, when problems arise Zions generally experiences less severe loan losses



NPAs+90DPD / Loans+OREO
Last 12 Months Average

Peer banks that have reported in 1Q20



Annualized NCOs / Nonaccrual Loans
Five Year (2015-2019) Average



Annualized NCOs / Nonaccrual Loans
Fifteen Year (2005-2019) Average

Source: SNL Financial/S&P Global. Calculated using the average of annualized quarterly results. Note: Survivorship bias: some banks that may have been included in Zions' peer group have been excluded due to their failed or merged status.

ZIONS BANCORPORATION

Loan Portfolio Risk Assessment – Select Industries Significantly Affected by COVID-19

Select industries are believed to be at elevated risk due to COVID-19 pandemic and are being closely managed

COVID-19 Selected Risk Industries:
Totaling $5.6 billion of Loan Balances
11.2% of Loans



- As of mid-April, more than 95% of loans in these industries were not deferring payment

- At March 31, 2020, line utilization for these industries had increased 1.2 percentage points to 86.0% ($135 million in balance increase) since December 31, 2019

- Many loans in various industries have strong collateral coverage

(1) Retail Related includes Retail CRE and Retailers, excluding supermarkets, gas stations and automotive dealerships; (2) Hotels and Casinos includes National Chain Hotels, Not National Chains, and Casinos and Gaming; (3) Leisure Related Activities includes Travel, Tourism & Theme Parks, and Gyms. Line utilization is defined within this document to be inclusive of term loans and revolving credit facilities.

ZIONS BANCORPORATION

Loan Portfolio – Deferrals and Line Utilization

Deferral requests have been moderate and rate of requests has slowed; line utilization increase has been modest

Loan Portfolio Deferrals

- Approximately 2% of loan balances have been processed for a deferral or modification (as of April 16)

- Deferral requests are generally in the following industries:
  - Consumer mortgages
  - Dentists
  - Home equity credit lines
  - Retail-related [1]
  - Healthcare and physicians incl. dentists
  - Restaurants

- Pace of new deferral requests (mid-April) has slowed (relative to late March)

Line Utilization Rate

- Increased approximately two percentage points (1Q20 vs. 4Q19) on total portfolio

- Increased within:
  - Select industries significantly affected by COVID-19:
    - Retail-related [1]
    - Dentists
    - Hotels [2]
    - Restaurants – Full Service and Bars
  - Other industries:
    - Construction
    - Financials (non-banks)
    - Manufacturing

- Relatively stable within the previously-noted industries:
  - Restaurants – Limited (Quick) Service
  - Travel, Tourism & Theme parks
  - Day care facilities

(1) Retail Related includes Retail CRE and Retailers, excluding supermarkets, gas stations and automotive dealerships; (2) Hotels - Not National Chains. Line utilization is defined within this document to be inclusive of term loans and revolving credit facilities.

ZIONS BANCORPORATION

Oil & Gas (O&G) Credit Quality

Oil and gas loans account for $2.6 billion or 5% of total loans

As of March 31, 2020:

- Annualized NCOs equaled 0.2% of loans
- Classified loans equaled 3.4% of loans
- Allowance for credit losses of $145 million or 5.6% of balances, up from $77 million at December 31, 2019
- Approximately 3/5 of 2020 production hedged in the mid-$50s (oil) and high $2s (natural gas)

Today vs. 2014-2016 downturn:

- Underwriting on energy services has been much stronger
  - Less leverage
  - Replaced term loans with revolvers (balances likely to decline, supported by collateral values)
- Sponsor support: private equity has dry powder
- Fewer junior lien or subordinated debt behind Zions' loans going into this cycle



Oil and Gas
Key Credit Quality Ratios
35%
30%
25%
20%
15%
10%
5%
0%
-5%
4Q14
4Q15
4Q16
4Q17
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
Net Charge-offs / Loans
Classifieds / Loans
Nonperforming Assets / Loans

Note: Net Charge-offs/Loans ratio is annualized for all periods shown.

ZIONS BANCORPORATION

Oil & Gas Portfolio

Significant realignment since downturn

- Services, which accounted for bulk of charge offs in the last cycle, account for 18% of the portfolio versus 42% going into the cycle (Dec 2014)

- Using current mix of loans, *if net loss rates were to remain the same as the 2015-2018 downturn/recovery,* Zions would experience approximately $90 million of loan losses or 3.6%

- Futures prices are higher than the spot price – two-year forward price of oil are in the high $30s

Historical Loss Rates (2015Q1 – 2018Q4)

Sector	GCOs	Recoveries	NCOs
Services	11.9%	2.5%	9.4%
Upstream	6.1%	1.6%	4.6%
Other	1.3%	0.8%	0.5%
Total	*7.6%*	*1.8%*	*5.8%*



Portfolio Trends



Distribution of Outstanding Balance by Energy Subsector

"GCO" = Gross Charge-Offs, "NCO" = Net Charge-Offs. Oil & Gas portfolio tracked with internal coding. "Other" energy loans refers primarily to midstream (transportation), but also includes downstream and royalty-based credit. Based on internal data as of 1Q20

ZIONS BANCORPORATION

Risk Mitigation Strategies: We're not just "closely monitoring" the areas of risk

Active management strategies employed to reduce downgrades and losses

<u>Strategies Deployed or In Process of Being Deployed</u>

- Implementing temporary policy triage guidelines:
  - Deferrals
  - Modifications and restructurings
  - Covenant adjustments
  - Implemented new regulatory guidelines around TDRs
  - Foreclosure moratoriums
- Staffing Augmentation
  - Special Assets Group ("workout" staff) to handle the most challenging situations
  - Hiring/re-hiring veteran Special Assets bankers
  - Shifting front-line bankers into restructuring groups
  - More simple restructurings to be handled by staff that had recently been on the front line
- Front-line bankers actively contacting customers to address current and expected needs
- Tightened Underwriting

ZIONS BANCORPORATION

Net Interest Income

Changes in interest rates and balance sheet composition impact net interest income performance



Net Interest Income
Net Interest Margin
($ millions)
$576
$569
$567
$559
$548
3.68%
3.54%
3.48%
3.46%
3.41%
1Q19
2Q19
3Q19
4Q19
1Q20



Net Interest Margin
4Q19 NIM
3.46%
-0.13%
Yield on Earning Assets
0.16%
Yield on Interest-bearing Funds
-0.08%
Impact of Noninterest-bearing Funds
1Q20 NIM
3.41%

ZIONS BANCORPORATION

Average Loan and Deposit Growth

Moderate loan growth in a lower rate environment, while deposits remain a source of strength

Average Total Loans
□ *Loan Yields*



Average Total Deposits
□ *Cost of Total Deposits*



ZIONS BANCORPORATION

Interest Rate Sensitivity

Zions is actively managing balance sheet sensitivity

Earnings at Risk Sensitivity [1]



−200 bps | −100 bps | +100 bps | +200 bps

In the down 100 and down 200 scenarios, models assume rates do not fall below zero

11%

6%

-6%   -6%

Total Deposit Betas



Assumed
- −200 bps: **4%**
- −100 bps: **7%**
- +100 bps: **21%**
- +200 bps: **24%**

Historical
- Q1 2020: **14%**
- Current Fed Cycle (-225 bps): **13%**
- Prior Fed Cycle (+225 bps): **18%**

- Interest rate sensitivity has been reduced by adding interest rate hedges
  - $3.5 billion of loan interest rate swaps as of Q1 2020 ①
  - At 12/31/19, Zions had $1 billion of fixed-to-floating interest rate swaps on long-term debt (effectively converting the fixed rate debt into floating rate debt). In late March, Zions cancelled the swaps, resulting in a gain that will reduce the cost of the related debt during its remaining life.

Loan Reset Profile



Percent of Loans

	≤ 3M	4-12M Libor	1-5 years	5+ years
Loans	52%	10%	25%	13%
After Hedging	41%	11%	25%	18%

■ Loans ■ After Hedging

Source: Company filings and S&P Global Market Intelligence; "Prior Fed Cycle" refers to 3Q15-2Q19, reflecting the lag effect of deposit pricing relative to Fed Funds rates. The "Current Fed Cycle" begins in 3Q19 to present.
[1] 12-month simulated impact of an instantaneous and parallel change in interest rates. For more information see the company's latest Form 10-K.

ZIONS BANCORPORATION

Noninterest Income

Growth of 17% over the prior year primarily due to loan related fees and income and capital markets and foreign exchange fees

Customer-Related Fee Income (1)



($ millions)
$122
$130
$140
$134
$143
1Q19
2Q19
3Q19
4Q19
1Q20

Customer-related fee income up 17% from the year ago period due to strength in:

- Loan related fees and income, up 63% from prior year
  - Mortgage-related income was $13.8 million, up more than 300% from the trailing four-quarter average
- Capital markets product sales, up 41% from prior year
  - Sales of interest rate swaps to customers increased more than 75% from the trailing four-quarter average
- Wealth management and trust fees, up 14% from prior year
- Retail and business banking fees, up 6% from prior year, primarily driven by business banking fees

Card fees declined moderately, down 5% as purchase activity slowed later in 1Q20

(1) Reflects total customer-related noninterest income, which excludes items such as fair value and non-hedge derivative income, securities gains (losses), and other items, as detailed in the Noninterest Income table located in the earnings release.

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ZIONS BANCORPORATION

Noninterest Expense

Continued focus on expense controls and streamlining



Noninterest Expense
($ millions)
$430
$431
$424
$423
$415
$415
$472
$435
$408
$407
1Q19
2Q19
3Q19
4Q19
1Q20
NIE (GAAP)
Adjusted NIE (Non-GAAP)(1)

- Total noninterest expense decreased 5% over the prior year period primarily due to declines in:
  - Salaries and employee benefits (-$13 million)
  - Travel, entertainment, donations and other miscellaneous items (-$6 million)
- 4Q19 included notable items of:
  - $22 million of severance costs
  - $15 million of restructuring costs
  - $10 million resolution of an operational issue

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table.

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ZIONS BANCORPORATION

Allowance for Credit Loss

Significant 1Q20 increase in qualitative reserve vs. January 1, 2020 due to COVID-19

- The 1Q20 Allowance for Credit Loss reflects expected losses from a severe and prolonged recession
- Increase from January 1, 2020 to March 31, 2020 was primarily a qualitative adjustment (1)

Loan Segment / Security Type	% of 1Q20 Bal	Wtd Avg Remaining Life (years)	January 1, 2020 CECL ACL to Loans	1Q20 ACL to Loans (CECL)	Notes
Commercial	53%	2.9	1.17%	1.63%	1.2% ACL excl O&G
Commercial Real Estate	23%	2.1	0.69%	1.29%	Increase primarily from construction and hospitality
Consumer	24%	4.6	1.30%	1.67%	
Total Loan Portfolio	**100%**	**3.0**	**1.08%**	**1.56%**	
HTM Securities			0.03%	0.04%	

- For regulatory capital treatment, Zions has elected to defer 25% of the change in the ACL balance for the next two years (2)

(1) Zions' quantitative allowance increased moderately from the January 1, 2020 balance; the significant increase to the qualitative component is due to anticipated loan downgrades that have yet to be reflected in customer's financial statements and delinquencies yet to emerge. (2) After two years of deferral, there is a three year tapering period in which the related capital relief is reduced to zero.

19

ZIONS BANCORPORATION

Allowance for Credit Losses: Historical Perspective

Today's loan portfolio consists of higher concentrations of lower risk segments

Using the framework of the Global Financial Crisis (recession of 2008-2010)

- Zions experienced an annualized loss rate of 2.5% during its worst nine quarters

- Zions has since made sweeping changes to the concentration (mix) of its loan portfolio; Examples include:
  - ~95% reduction in land development, which experienced a 9.2% annualized loss rate
  - Significant increase in high quality municipal lending; Zions' municipal loans experienced no losses during the GFC
  - Significant increase in first-lien mortgage

- Adjusted for *mix changes only* (ignoring improvements to underwriting) and assuming a similar, long-term economic recession, Zions' loss rate would be an annualized 1.8%.

	Actual 2009-2010		2009-10 Loss Rates Applied to 1Q20 Mix		
	Annualized Loss Rate	Percentage of loans (12/31/2008)	Annualized Loss Rate	Percentage of loans (3/31/2020)	Applied NCOs ($M)
Loan Losses	2.5%	100%	1.8%	100%	$890
First-lien mortgages	**1.5%**	**9%**	**1.5%**	**16%**	**120**
Junior lien mortgages and HELOCs	**1.1%**	**6%**	**1.1%**	**6%**	**32**
Commercial & Industrial	**2.2%**	**26%**	**2.2%**	**27%**	**297**
Owner-Occupied	**1.7%**	**23%**	**1.7%**	**15%**	**122**
Commercial real estate	**2.7%**	**32%**	**2.7%**	**25%**	**269**
Term CRE	1.3%	19%	1.3%	19%	120
Land Development	9.2%	6%	9.2%	<1%	12
Vertical Construction	4.7%	7%	4.7%	6%	136
Credit card exposures	**4.2%**	**<1%**	**4.2%**	**<1%**	**7**
Other consumer	**3.3%**	**1%**	**3.3%**	**1%**	**16**
Other loans	**0.5%**	**2%**	**0.5%**	**10%**	**28**

Approximately one half of "Other" loans are municipal loans, which experienced no loss in the GFC

Oil and Gas loans are included in C&I. Percentages may not sum to 100% due to rounding.

ZIONS BANCORPORATION

Impact of Warrants

Permanent share dilution is dependent upon share price in mid-May

- Zions has 29 million warrants (Nasdaq: ZIONW) outstanding with a strike price of $33.67 and which expire on May 22, 2020
  - Treasury method of accounting used to compute dilution effect: Issuer uses (hypothetical) proceeds from (hypothetical) exercise to (hypothetically) repurchase shares at the average market price during period (which equaled $41.19 in 1Q20)
  - If exercised, net share settlement method is used to exchange shares for warrants
  - **See prospectus for full, legal description of exercise process**



Dilutive Impact Sensitivity
(millions of shares)
Reflects potential dilution given various average common stock share prices over any given period
10
8
6
4
2
-
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Actual 1Q20 Dilutive Effect
QTD Avg Price
$25
$30
$35
$40
$45
Dilutive shares (mm)
% Dilution (RHS)

Note: Analysis utilizes current warrant strike price and warrant multiplier. For more details, please see Zionsbancorporation.com → Stock Information → Warrant Information, or the prospectus supplement from September 2010, which can be found on the SEC's website.

ZIONS BANCORPORATION

What is Working Well

Successes amid COVID-19 pandemic

- **Progress on SBA Loan Production**
  - More than 14,000 loans for nearly $4.4 billion funded by SBA (as of April 16, 2020)
  - Ranked #9 (dollar volume) of all participating financial institutions
  - Approximately $2 billion remaining in queue (subject to additional appropriation from Congress)
- **Mortgage Origination**
  - Strong pipeline of $2.1 billion, up nearly 130% from 4Q19
    - For loans funded YTD 2020, less than 15% are portfolio refinances (more than 85% are saleable or new to portfolio)
  - Gain on sale spreads remain wide as production has increased 163% in 2020 on saleable business (over same period 2019)
  - Fee income up more than 420% from year ago period
  - Zip Mortgage roll-out in 2019 proving to be timed well for 2020 wave of refinancing (Zip now ~90% of applications)
    - Simpler process for customers has allowed for faster processing with record volume increases (60% increase in funded loans than same period 2019)
  - Quality is comparable to 2019's high quality production with FICO, LTV, and DTI; all the same or slightly improved over 2019
- **FutureCore and other major technology roll-outs**
  - Modest delays on FutureCore Phase 3 (deposits) attributable to COVID-19, but still tracking for roll-out starting in 2022
  - New online and mobile banking platform roll-out for consumers later this year (small business roll-out in 2021)
  - Robotic process automation continues to improve the customer experience and operational efficiency

22

ZIONS BANCORPORATION

Appendix

- Financial Results Summary

- Balance Sheet Profitability and Efficiency

- Loan Growth

- Credit Quality – Excluding Oil and Gas

- Technology Initiatives

- GAAP to Non-GAAP Reconciliation

ZIONS BANCORPORATION

Financial Results Summary

Solid and improving fundamental performance

(Dollar amounts in millions, except per share data)	Three Months Ended		
	March 31, 2020	December 31, 2019	September 30, 2019
Earnings Results:			
Diluted Earnings Per Share	$ 0.04	$ 0.97	$ 1.17
Net Earnings Applicable to Common Shareholders	6	174	214
Net Interest Income	548	559	567
Noninterest Income	134	152	146
Noninterest Expense	408	472	415
Pre-Provision Net Revenue - Adjusted [1]	299	275	309
Provision for Credit Losses	258	4	10
Ratios:			
Return on Assets[2]	0.08 %	1.04 %	1. 25 %
Return on Common Equity[3]	0.3 %	10.1 %	12.1 %
Return on Tangible Common Equity[3]	0.4 %	11.8 %	14.2 %
Net Interest Margin	3.41 %	3.46 %	3.48 %
Yield on Loans	4.42 %	4.56 %	4.75 %
Yield on Securities	2.34 %	2.33 %	2.37 %
Average Cost of Total Deposits[4]	0.36 %	0.44 %	0.50 %
Efficiency Ratio [1]	57.7 %	61.3 %	57.3 %
Effective Tax Rate	12.5 %	22.1 %	22.9 %
Ratio of Nonperforming Assets to Loans, Leases and OREO	0.56 %	0.51 %	0.48 %
Annualized Ratio of Net Loan and Lease Charge-offs to Average Loans	0.06 %	0.18 %	0.01 %
Common Equity Tier 1 Capital Ratio	10.0 %	10.2 %	10.4 %

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See
      Appendix for GAAP to non-GAAP reconciliation tables.
(2) Net Income before Preferred Dividends or redemption costs used in the numerator
(3) Net Income Applicable to Common used in the numerator
(4) Includes noninterest-bearing deposits

ZIONS BANCORPORATION

Balance Sheet Profitability

Zions' profitability in 1Q20 was impacted by the significant increase in the provision for credit losses due to the expected economic impact of the COVID-19 pandemic



Return on Assets

- 4Q14: 0.57%
- 4Q15: 0.68%
- 4Q16: 0.88%
- 4Q17: 0.74%
- 4Q18: 1.34%
- 1Q19: 1.26%
- 2Q19: 1.14%
- 3Q19: 1.25%
- 4Q19: 1.04%
- 1Q20: 0.08%



Return on Tangible Common Equity

- 4Q14: 5.0%
- 4Q15: 6.2%
- 4Q16: 8.4%
- 4Q17: 7.4%
- 4Q18: 14.5%
- 1Q19: 13.9%
- 2Q19: 12.7%
- 3Q19: 14.2%
- 4Q19: 11.8%
- 1Q20: 0.4%

In 1Q20:

- Significant LQ and YoY decline in profitability almost entirely attributable to the increase in the provision for credit losses
- Other notable items included the adverse impact from a credit valuation adjustment on client-related interest rate swaps and a slight adverse impact from securities losses

ZIONS BANCORPORATION

Efficiency Ratio

Substantial improvement since 2014 driven by both revenue growth and expense control



- The efficiency ratio[1] in 1Q20 was 57.7%, compared to 60.2% in the year ago period
- Long term: committed to further improvement of the efficiency ratio

Chart values:
- 4Q14: 74.1%
- 4Q15: 69.6%
- 4Q16: 64.5%
- 4Q17: 61.6%
- 4Q18: 57.8%
- 1Q19: 60.2%
- 2Q19: 59.0%
- 3Q19: 57.3%
- 4Q19: 61.3%
- 1Q20: 57.7%

(1) Defined as noninterest expenses as a percentage of net revenue, adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table

ZIONS BANCORPORATION

Loan Growth



Year-over-Year Loan Balance Growth
Total Loans: +5%

Note: Circle size indicates relative proportion of loan portfolio as of 1Q20

Growth Rate: Year over Year

- Municipal, 39.9%
- O&G, 8.6%
- Owner Occupied, 3.8%
- 1-4 Family, 3.7%
- Term CRE, 3.2%
- C&I (ex-O&G), 4.6%
- Other, -2.3%
- Home Equity, 2.6%
- C&D, -3.7%

Size of the Portfolio, in billions of dollars

Note: "Other" loans includes certain consumer loans such as credit cards and homeowner construction.

ZIONS BANCORPORATION

Loan Growth by Bank Brand and Loan Type

Year over Year Loan Growth (4Q19 vs. 4Q18)

(in millions)	Zions Bank	Amegy	CB&T	NBAZ	NSB	Vectra	CBW	Other	Total
C&I (ex-Oil & Gas)	45	25	571	(206)	85	31	36	-	587
Owner occupied	30	93	30	74	47	(20)	38	-	292
Energy (Oil & Gas)	(2)	200	-	1	-	6	-	-	205
Municipal	198	98	104	58	64	24	95	68	709
CRE C&D	10	(74)	(82)	40	4	78	(62)	-	(86)
CRE Term	79	88	147	(7)	17	(58)	31	-	297
1-4 Family	26	172	42	17	(13)	13	18	(2)	273
Home Equity	(36)	41	49	13	1	25	(19)	-	74
Other	(9)	(11)	13	(5)	(7)	(13)	2	-	(30)
Total net loans	**341**	**632**	**874**	**(15)**	**198**	**86**	**139**	**66**	**2,321**

Linked Quarter Loan Growth (1Q20 vs. 4Q19)

(in millions)	Zions Bank	Amegy	CB&T	NBAZ	NSB	Vectra	CBW	Other	Total
C&I (ex-Oil & Gas)	(9)	141	514	(6)	(8)	15	45	-	692
Owner occupied	11	34	33	44	7	(9)	24	-	144
Energy (Oil & Gas)	(6)	93	(7)	(2)	-	-	-	-	78
Municipal	58	6	18	(4)	3	3	(2)	8	90
CRE C&D	(27)	91	(11)	5	(12)	17	(17)	-	46
CRE Term	55	36	61	(54)	27	6	9	-	140
1-4 Family	(8)	15	10	(1)	(3)	-	5	(19)	(1)
Home Equity	(10)	15	27	(4)	-	17	(4)	-	41
Other	(9)	11	4	(4)	(5)	(4)	(4)	(1)	(12)
Total net loans	**55**	**442**	**649**	**(26)**	**9**	**45**	**56**	**(12)**	**1,218**

Note: National Real Estate (NRE) is a division of Zions Bank with a focus on small business loans with low LTV ratios, which generally are in line with SBA 504 program parameters. "Other" loans includes municipal and other consumer loan categories. Totals shown above may not foot due to rounding.

ZIONS BANCORPORATION

Credit Quality (Excluding Oil & Gas Portfolio)

Excluding oil and gas lending, credit quality remains exceptional

- **Key Credit Metrics:**
  - *Classified loans (1.7% of loans)*

  - *Nonperforming assets (0.54% of loans)*

  - *Annualized net loan losses of:*
    - 0.05% in 1Q20
    - 0.09% net charge-offs over the last 12 months

- **Allowance for credit losses**
  - 1.3% of total loans and leases



Key Credit Quality Ratios (Ex-O&G)

Legend: ■ Net Charge-offs / Loans ▲ Classifieds / Loans ● Nonperforming Assets / Loans

Note: Net Charge-offs/Loans ratio is annualized for all periods shown.

ZIONS BANCORPORATION

We Have Furthered our Digital Capabilities Meaningfully Over the Last Several Years



COMMERCIAL | SMALL BUSINESS | AFFLUENT | CONSUMER

CUSTOMER FIRST AND EMPOWERING BANKERS

- ✓ Treasury Internet Banking 2.0 *2018-2019*
  - $10B Demand Deposits
  - $100MM Fee Income
- Online and Mobile Banking Replacement *2020-2021*
  - 625,000 consumer accounts
  - 125,000 business accounts
- ✓ Digital Business Loan Application *2019*
  - $2B Loan Balances
  - 4,000 Applications
- ✓ Digital Mortgage Loan Application *2019*
  - $2.7B Fundings
  - 10,000 Applications
- ✓ Mobile Positive Pay *2019*
  - Supporting 50% of Treasury Customers
- ✓ Small Business and Consumer Digital Account Opening *2016 -2019*
  - Deposit, Credit Card, and Consumer Loans – 9 out of 10 Customer Satisfaction Score
- ✓ Deposit Product Simplification *2018-2019*
  - 1.5 Million Accounts - Moving from 500 to 100 Account Types
- Relationship Manager Mobile Enablement *2019-2020*
- ✓ Public Website Relaunch *2018-2019*
  - 3 million visits per month

DIGITAL TO THE CORE

- Customer Data Hub *2019-2021*
  - Master Data Management for Systems of Record
- ✓ Automation Center of Excellence
  - 138 processes Automated
- ✓ FutureCore Release 1 & 2 *2017-2019*
  - Consumer, C&I, and CRE Lending Core System Replacement
- FutureCore Release 3 *Underway*
  - Deposit System Replacement

30

ZIONS BANCORPORATION

GAAP to Non-GAAP Reconciliation

(Amounts in millions)		1Q20	4Q19	3Q19	2Q19	1Q19
Efficiency Ratio						
Noninterest expense (GAAP) [1]	(a)	$ 408	$ 472	$ 415	$ 424	$ 430
Adjustments:						
Severance costs		-	22	2	1	-
Other real estate expense		-	-	(2)	-	(1)
Debt extinguishment cost		-	-	-	-	-
Amortization of core deposit and other intangibles		-	-	-	-	-
Restructuring costs		1	15	-	-	-
Pension termination-related expense		-	-	-	-	-
Total adjustments	(b)	1	37	-	1	(1)
Adjusted noninterest expense (non-GAAP)	(a) - (b) = (c)	407	435	415	423	431
Net Interest Income (GAAP)	(d)	548	559	567	569	576
Fully taxable-equivalent adjustments	(e)	7	7	7	7	6
Taxable-equivalent net interest income (non-GAAP)	(d) + (e) = (f)	555	566	574	576	582
Noninterest income (GAAP) [1]	(g)	134	152	146	132	132
Combined income	(f) + (g) = (h)	689	718	720	708	714
Adjustments:						
Fair value and nonhedge derivative income (loss)		(11)	6	(6)	(6)	(3)
Equity securities gains (losses), net		(6)	2	2	(3)	1
Total adjustments	(i)	(17)	8	(4)	(9)	(2)
Adjusted taxable-equivalent revenue (non-GAAP)	(h) - (i) = (j)	706	710	724	717	716
Pre-provision net revenue (PPNR), as reported	(h) – (a)	$ 281	$ 246	$ 305	$ 284	$ 284
Adjusted pre-provision net revenue (PPNR)	(j) - (c)	**$ 299**	**$ 275**	**$ 309**	**$ 294**	**$ 285**
Efficiency Ratio [1]	(c) / (j)	**57.7 %**	**61.3 %**	**57.3 %**	**59.0 %**	**60.2 %**

ZIONS BANCORPORATION

GAAP to Non-GAAP Reconciliation

$ In millions except per share amounts		1Q20	4Q19	3Q19	2Q19	1Q19
Pre-Provision Net Revenue (PPNR)						
(a)	**Total noninterest expense**	$408	$472	$415	$424	$430
	LESS adjustments:					
	Severance costs	-	22	2	1	-
	Other real estate expense	-	-	(2)	-	(1)
	Debt extinguishment cost	-	-	-	-	-
	Restructuring costs	1	15	-	-	-
(b)	*Total adjustments*	*1*	*37*	*-*	*1*	*(1)*
(a-b)=(c)	**Adjusted noninterest expense**	407	435	415	423	431
(d)	Net interest income	548	559	567	569	576
(e)	Fully taxable-equivalent adjustments	7	7	7	7	6
(d+e)=(f)	Taxable-equivalent net interest income (TENII)	555	566	574	576	582
(g)	Noninterest Income	134	152	146	132	132
(f+g)=(h)	**Combined Income**	$689	$718	$720	$708	$714
	LESS adjustments:					
	Fair value and nonhedge derivative income (loss)	(11)	6	(6)	(6)	(3)
	Securities gains (losses), net	(6)	2	2	(3)	1
(i)	*Total adjustments*	*(17)*	*8*	*(4)*	*(9)*	*(2)*
(h-i)=(j)	**Adjusted revenue**	$706	$710	$724	$717	$716
(j-c)	**Adjusted pre-provision net revenue (PPNR)**	$299	$275	$309	$294	$285
Net Earnings Applicable to Common Shareholders (NEAC)						
(k)	Net earnings applicable to common	6	174	214	189	205
(l)	Diluted Shares	172,998	178,718	181,870	189,089	195,241
	GAAP Diluted EPS	0.04	0.97	1.17	0.99	1.04
	PLUS Adjustments:					
	Adjustments to noninterest expense	1	37	-	1	(1)
	Adjustments to revenue	17	(8)	4	9	2
	Tax effect for adjustments	(4)	(11)	(1)	(2)	(1)
	Preferred stock redemption	-	-	-	-	-
(m)	Total adjustments	14	18	3	8	-
(k+m)=(n)	**Adjusted net earnings applicable to common (NEAC)**	20	192	217	197	205
(n)/(l)	Adjusted EPS	0.12	1.07	1.19	1.04	1.05
(o)	Average assets	70,205	69,575	70,252	69,855	68,584
(p)	Average tangible common equity	5,910	5,852	5,988	5,974	5,991
Profitability						
(n)/(o)	Adjusted Return on Assets	0.11%	1.09%	1.23%	1.13%	1.21%
(n)/(p)	Adjusted Return on Tangible Common Equity	1.4%	13.0%	14.4%	13.1%	13.6%
(c)/(j)	Efficiency Ratio	57.7%	61.3%	57.3%	59.0%	60.2%

ZIONS BANCORPORATION